FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2019, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 – 6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany” section with the text under the caption “Recent Developments — The Federal Republic of Germany” on pages 7 – 11 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated November 7, 2019 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 13, 2020, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1833 U.S. dollar (EUR 0.8451 per U.S. dollar).

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Management Board

The Supervisory Board has appointed Nikola Steinbock as a new member of the Management Board. Ms. Steinbock will be responsible for Promotional Business and Treasury as a divisional board member at Rentenbank as of August 1, 2020 and as a full member of the Management Board as of February 1, 2022. Dr. Horst Reinhardt has agreed to extend his term as Chairman of the Management Board through the end of 2021 in order to best manage the forthcoming transition.

Rentenbank Preliminary Results for the Six Months Ended June 30, 2020

The following information is derived from Rentenbank’s press release of August 4, 2020, announcing certain preliminary results for the six months ended June 30, 2020. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s six months ended June 30, 2020. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code; “HGB”). Rentenbank will prepare its final, annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2020 to be announced at a press conference and published in April 2021.

Rentenbank’s first six months of 2020 were characterised by the COVID-19 pandemic. Rentenbank opened up its Liquidity Assistance Programme to affected enterprises and has introduced a guarantee programme in collaboration with the Federal Ministry of Food and Agriculture. The demand for Rentenbank low interest promotional loans remained steady. Total new promotional business rose by 15.6% to EUR 6.8 billion. Capital ratios, collateralisation and quality of the lending portfolio as well as the efficiency of Rentenbank’s banking operations remained constantly high.

Demand for promotional loans stable

In the Rural Development promotional line, demand from federal states’ promotional institutions for Rentenbank global loans was significantly higher. New business in this line increased by a good quarter to EUR 1,124 million (as compared to EUR 881 million in the first half of 2019).

By contrast, a certain investment reserve was palpable in the Agriculture promotional line. Rentenbank granted loans amounting to EUR 986 million (as compared to EUR 1,088 million in the first half of 2019). While there was slightly stronger demand for funding of machinery, the demand for funding of livestock housing and land purchases tailed off.

In the Agribusiness promotional line, Rentenbank targets enterprises operating upstream and downstream from agriculture. Here, Rentenbank granted promotional loans of EUR 540 million; in the first half of the previous year, it was EUR 583 million.

The development of the Renewable Energy promotional line continued to be shaped by changes to the German Renewable Energy Act in 2016 and 2017. As anticipated, funding for wind, photovoltaic and biogas power plants was less sought-after. New business hit EUR 341 million (as compared to EUR 504 million in the first half of 2019).

Given the economic impact of the coronavirus pandemic on agribusiness, Rentenbank opened up its Liquidity Assistance Programme to affected enterprises in March 2020. From April 2020, Rentenbank has also been providing guaranteed loans to safeguard liquidity in collaboration with the Federal Ministry of Food and Agriculture. In the first half of 2020, Rentenbank granted Liquidity Assistance loans amounting to EUR 18.1 million (as compared to EUR 6.7 million in the first half of 2019).

In the first half of 2020, the demand for low interest special promotional loans reached EUR 3.14 billion (as compared to EUR 3.18 billion in the first half of 2019). There was an increase to EUR 6.8 billion (as compared to EUR 5.9 billion in the first half of 2019) in total new promotional business, which also comprises financing local authorities and banks in rural areas via registered bonds, promissory notes and securities.

As at June 30, 2020, the lending portfolio was comprised entirely of investment grade assets and was collateralized at a rate above 90%.

US Dollar becomes most important currency of issuance

In order to fund its promotional activities, Rentenbank raised funds on the capital markets with maturities of more than two years in the first six months of 2020 in the amount of EUR 6.9 billion (as compared to EUR 6.4 billion in the first six months of 2019). As such, the Bank already achieved more than half of its planned issuance volume of EUR 11 billion for 2020. The most important currency of issuance was the US dollar. Its share of the funding volume increased to 56% (as compared to 4% in the first half of 2019), followed by the Euro at 25% (as compared to 74% in the first half of 2019). Commercial banks and central banks continued to be the most important investors with a 51%-share (as compared to 43% in the first half of 2019) and a 37%-share (as compared to 36% in the first half of 2019) of the funding volume respectively.

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Increase in total assets

At the end of June 2020, total assets were at EUR 94.1 billion, i.e., above the 2019 year-end level of EUR 90.9 billion. This included promotional loans in the amount of EUR 43.6 billion (as compared to EUR 43.6 billion at the end of 2019). As at June 30, 2020, capital including the fund for general banking risks was at EUR 4.6 billion – the same level as at the end of 2019.

Improved operating profit

Operating profit before provision for loan losses and valuation amounted to EUR 102.2 million in the first half year of 2020, above the corresponding prior-year level (as compared to EUR 96.5 million in the first half of 2019). Net interest income increased to EUR 144.0 million (as compared to EUR 140.0 million in the first half of 2019). Administrative expenses reduced to EUR 35.9 million (as compared to EUR 37.5 million in the first half of 2019) which was mainly due to the removal of the bank levy. In line with operating profit, interim net income rose to EUR 102.1 million (as compared to EUR 96.6 million in the first half of 2019). In the first half of 2020, the cost/income ratio was approximately 27%.

Capital ratios at a constantly high level

Rentenbank’s capital ratios based on the EU Capital Requirements Regulation (CRR) remained strong to the half-year end 2020. The Tier 1 capital ratio was at 30.0% (as compared to 30.1% at the end of 2019) and the total capital ratio at 30.7% (as compared to 31.1% at the end of 2019). The ratios will therefore also cover any conceivable increase to capital requirements.

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Key Figures as of June 30, 2020
(EUR million)

1.		New business	1. Half-year 2020	1. Half-year 2019	Change in %
		Promotional business
		Special promotional loans	3,139	3,178	- 1.2
	of which:	Rural Development	1,124	881	27.6
		Agriculture	986	1,088	- 9.3
		Agribusiness	540	583	- 7.4
		Renewable Energy	341	504	- 32.3

		Registered bonds/promissory notes/securities	3,657	2,701	35.4

		Total new promotional business	6,796	5,879	15.6

		Funding
		Medium- and long-term funding	6,912	6,417	7.7
	of which:	EMTN	4,844	6,229	- 22.2
		Global bonds	1,830	0	-
		AUD MTN	238	188	26.6

2.		Balance sheet	June 30, 2020	December 31, 2019	Change in %

		Total assets	94,144	90,904	3.6
		Loans to banks (including cash and balances with central banks)	61,939	60,438	2.5
		Securities portfolio	18,075	17,162	5.3
		Securitized liabilities	80,297	77,499	3.6
		Capital including fund for general banking risks (EUR billion)	4.6	4.6	0.0

3.		Income statement	1. Half-year 2020	1. Half-year 2019	Change in %

		Net interest income	144.0	140.0	2.9
		Administrative expenses	35.9	37.5	- 4.3
		Operating profit before loan losses and valuation	102.2	96.5	5.9
		Interim net income	102.1	96.6	5.7

4.		Capital ratios (in %)	June 30, 2020	December 31, 2019	% point change

		Tier 1 capital ratio	30.0	30.1	- 0.1
		Total capital ratio	30.7	31.1	- 0.4

5.		Cost/income ratio (in %)	26.7	27.8	- 1.1

Figures and percentages may not add up to the total provided due to rounding.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2019	-0.5	-0.3
3rd quarter 2019	0.3	1.2
4th quarter 2019	0.0	0.2
1st quarter 2020	-2.0	-1.8
2nd quarter 2020	-10.1	-11.7

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In the second quarter of 2020, Germany’s gross domestic product (“GDP”) continued to decline compared to the first quarter of 2020 after price, seasonal and calendar adjustments.

Overall GDP after price, seasonal and calendar adjustments declined by 10.1% compared to the first quarter of 2020, driven by the continued negative impact of the COVID-19 pandemic. This decline in GDP exceeds the largest quarter-on-quarter decrease of the 2008/2009 financial market and economic crisis (-4.7% in the first quarter of 2009).

Compared to the first quarter of 2020, significant decreases were recorded in several areas, including imports and exports of goods and services, household final consumption expenditure and capital formation in machinery and equipment. To stabilize these decreases, general government further increased its final consumption expenditure during the crisis.

In a year-on-year comparison, in price and calendar-adjusted terms, GDP dropped by 11.7% compared to the second quarter of 2019. Again, this decline in GDP, in price and calendar-adjusted terms, exceeds the largest year-on-year decrease of the 2008/2009 financial market and economic crisis (-7.9% in the second quarter of 2009).

The Federal Statistical Office (Statistisches Bundesamt) points out that the greater uncertainties caused by the COVID-19 pandemic may continue to lead to larger revisions than usual.

These GDP results are based on a revised statistical methodology that has been applied for the first time. The Federal Statistical Office reviewed the results published earlier and included new statistical information in the calculations (as from 2015), as usual. This resulted in changes of up to 0.4 percentage points of GDP data published so far.

Source: Statistisches Bundesamt, Gross domestic product in the 2nd quarter of 2020 down 10.1% on the previous quarter, press release of July 30, 2020 (https://www.destatis.de/EN/Press/2020/07/PE20_287_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
July 2019	0.5	1.7
August 2019	-0.2	1.4
September 2019	0.0	1.2
October 2019	0.1	1.1
November 2019	-0.8	1.1
December 2019	0.5	1.5
January 2020	-0.6	1.7
February 2020	0.4	1.7
March 2020	0.1	1.4
April 2020	0.4	0.9
May 2020	-0.1	0.6
June 2020	0.6	0.9
July 2020	-0.5	-0.1

In July 2020, the inflation rate in Germany was -0.1% compared to July 2019. After the inflation rate increased slightly in June 2020, the value added tax reduction (“VAT”), which is a measure of the Federal Government’s stimulus package, had a downward effect on the development of prices. Assuming that the VAT cut was fully and instantly passed on to consumers, the inflation rate would, arithmetically, be 1.6 percentage points lower in July 2020. Without the tax cut, the inflation rate would have been higher by a maximum of 1.6 percentage points.

A sharp decrease in the price of energy products again had a downward effect on the inflation rate as a whole, which was down from 0.9% in June 2020. Excluding the prices of energy products, the inflation rate in July 2020 compared to July 2019 would have been 0.8%. Excluding the prices of energy products and food, the inflation rate in July 2020 would have been +0.7% compared to July 2019.

Compared to July 2019, food prices increased by 1.2% in July 2020. In this category, substantial price increases were in particular recorded for fruit (+7.8%) and meat products (+5.4%) over the same period, while the prices of edible fats and oils were down (-3.4%). The prices of goods overall decreased by 1.4% in July 2020 compared to July 2019. The prices of services overall increased by 1.2% in July 2020 compared to July 2019.

Compared to June 2020, the consumer price index decreased by 0.5% in July 2020. Over the same period, mainly seasonal price increases were observed, in particular for package holidays (+16.6%) and air tickets (+4.6%). Compared to June 2020, a number of goods and services were cheaper in July 2020 due to the VAT cut. Food prices declined considerably by 2.7%, in particular for fruit (-3.2%) and vegetables (-6.1%). In addition, energy prices decreased by 0.7%, with heating oil prices declining most markedly (-4.4%).

Sources: Statistisches Bundesamt, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Statistisches Bundesamt, Expected inflation rate for July 2020: -0.1%, press release of July 30, 2020 (https://www.destatis.de/EN/Press/2020/07/PE20_288_611.htm).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2019	3.0	3.0
July 2019	3.1	3.0
August 2019	3.2	3.0
September 2019	3.0	3.1
October 2019	3.0	3.1
November 2019	3.1	3.2
December 2019	3.1	3.3
January 2020	3.3	3.4
February 2020	3.4	3.6
March 2020	3.8	3.8
April 2020	4.3	3.9
May 2020	4.4	4.1
June 2020	4.5	4.2

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).
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Compared to June 2019, the number of employed persons decreased in June 2020 by approximately 586,000 or 1.3%. Compared to May 2020, however, the number of employed persons in June 2020 decreased by only 1,000, or 0.0%, after adjustment for seasonal fluctuations, remaining nearly unchanged.

In June 2020, the number of unemployed persons increased by 653,000, or 49.2%, compared to June 2019. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2020 stood at 1.86 million, representing an increase of 40.9% compared to June 2019.

The year-on-year decline in the number of employed persons has stabilized at 1.3%, the same as the year-on-year decrease of May 2019 compared to May 2020 (-1.3%). Compared to February 2020, the month before the COVID-19 pandemic broke out in Germany, the number of employed persons decreased in June 2020 by 655,000, or 1.4%, after seasonal adjustments.

It should be noted that according to the employment account and labour force survey concepts, workers in short-term employment arrangements (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Statistisches Bundesamt, June 2020: employment unchanged at previous month’s level after seasonal adjustment, press release of July 30, 2020 (https://www.destatis.de/EN/Press/2020/07/PE20_284_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – June 2020	January – June 2019
Trade in goods, including supplementary trade items	83.2	109.7
Services	2.4	-5.8
Primary income	41.8	36.7
Secondary income	-23.5	-22.9
Current account	103.9	117.7

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in June 2020: +14.9% on May 2020, press release of August 7, 2020 (https://www.destatis.de/EN/Press/2020/08/PE20_295_51.html).

Other Recent Developments

European Union and Political Integration

At a videoconference meeting of the Prime Minister of the UK with the President of the European Council, the President of the European Commission and the President of the European Parliament on June 15, 2020, the parties noted the UK’s decision not to request any extension to the transition period provided for in the withdrawal agreement. The transition period will therefore end on December 31, 2020. Further discussions regarding an agreement to govern the future relationship between the UK and the EU after the expiration of the transition period are ongoing.

Source: European Commission, EU-UK Statement following the High Level Meeting on 15 June, statement of June 15, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/statement_20_1067); European Commission, Press statement by Michel Barnier following Round 6 of the negotiations for a new partnership between the European Union and the United Kingdom, statement of July 23, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/statement_20_1400).

General Considerations Relating to the COVID-19 Pandemic

The COVID-19 pandemic is posing an unprecedented threat to the EU member states (the “Member States”) and to countries worldwide, many of which have been experiencing widespread transmission of the virus in the community for several months. The absence of an effective treatment or vaccine, combined with an exponential growth in infections from late February 2020 onwards, led many countries, including Germany, to implement non-pharmaceutical interventions, such as ‘stay-at-home’ policies, alongside other community and physical distancing measures, such as the cancellation of mass gatherings and the closure of educational institutions, work places and public spaces.

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With the initial wave of transmission of COVID-19 having passed its first peak in almost all Member States, these countries, including Germany, are gradually, fully or partially, relaxing the measures implemented to prevent widespread transmission of the virus. Among other matters, effective June 15, 2020, the Federal Government has repealed travel warnings for Member States and certain other European countries and ceased border controls. In addition, on June 30, 2020, the Council of the EU adopted a recommendation on the gradual lifting of the temporary restrictions on non-essential travel into the EU for certain countries listed in the recommendation based on certain criteria, including, e.g., the epidemiological situation and containment measures, with the list being reviewed every two weeks. However, according to the European Centre for Disease Prevention and Control, an agency of the EU, the COVID-19 pandemic is not over and continuous efforts are needed to ensure that the remaining physical distancing and infection prevention control measures continue to be observed to limit the spread of the disease.

Interventions to contain the COVID-19 pandemic have profoundly disrupted people’s lives and the economy, with the EU entering the deepest economic recession in its history (-7.4% GDP growth in 2020 for the EU as a whole according to the European Economic Spring Forecast 2020). Measures taken by Members States at the national level to address the economic impact of the COVID-19 pandemic have been complemented by actions at the EU level, but it is unclear whether these measures will be able to prevent an even deeper and more protracted recession than forecast and a further widening of economic divergences in the EU. While decisive policy responses at the national and at the EU level have helped to prevent a seizing-up of the financial system, the impact of the COVID-19 pandemic on the economy and markets has amplified existing vulnerabilities for euro area financial stability. Financial stability risks could arise as these vulnerabilities, which include highly valued asset prices, fragile investment funds, the sustainability of sovereign and corporate debt, and weak bank profitability, are exacerbated as a result of the COVID-19 pandemic.

For more information on the measures implemented or being implemented by the EU, the Federal Republic and the ECB to address the challenges posed by COVID-19 to the EU and German economy as well as to the financial stability of the euro area, see “EU Response to the COVID-19 Pandemic”, “German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic” and “Monetary Policy Response to the COVID-19 Pandemic” below as well as “Recent Developments” in Exhibit (d) to Rentenbank’s annual report on Form 18-K for the fiscal year ended December 31, 2019, filed on May 15, 2020.

Sources: European Centre for Disease Prevention and Control, Rapid Risk Assessment: Coronavirus disease 2019 (COVID-19) in the EU/EEA and the UK – tenth update, June 11, 2020 (https://www.ecdc.europa.eu/en/publications-data/rapid-risk-assessment-coronavirus-disease-2019-covid-19-pandemic-tenth-update); Bundesregierung, Besprechung der Bundeskanzlerin mit den Regierungschefinnen und

Regierungschefs der Länder am 17. Juni 2020 (https://www.bundesregierung.de/resource/blob/973812/1761548/94bdb647e1b03200d8430ee22e504ea9/2020-06-17-infektionen-data.pdf?download=1); Die Bundesregierung, Regelungen während der Corona-Pandemie, Informationen für Reisende und Pendler, accessed on July 1, 2020 (https://www.bundesregierung.de/breg-de/themen/coronavirus/corona-regelungen-1735032); Council of the EU, Council agrees to start lifting travel restrictions for residents of some third countries, press release of June 30 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/06/30/council-agrees-to-start-lifting-travel-restrictions-for-residents-of-some-third-countries/); European Commission, European Economic Forecast Spring 2020, May 2020 (https://ec.europa.eu/info/sites/info/files/economy-finance/ip125_en.pdf); European Central Bank, Pandemic increases risks to financial stability, press release of May 26, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200526~cbbd04bd5d.en.html).

EU Response to the COVID-19 Pandemic

On July 21, 2020, the European Council approved a major recovery plan for Europe to help repair the economic and social damage brought by the COVID-19 pandemic. The approved plan comprises a reinforced EU multiannual financial framework for 2021 to 2027 (the “long term EU budget”) in an amount of EUR 1,074 billion and a new temporary recovery instrument of EUR 750 billion (referred to by the European Commission as “Next Generation EU”), to boost the long term EU budget to EUR 1,824 billion, with financing raised in the financial markets through bonds issued by the European Commission on behalf of the EU, mainly in the period from 2021 to 2024. According to the approved proposal, Next Generation EU funds will be disbursed in the form of loans and grants, both of which would be provided to Member States mainly under the Recovery and Resilience Facility. This facility would consist of large scale financial support for both public investments and reforms, notably relating to green initiatives (e.g., the European Green Deal) and digital transformation, which aim to make Member States’ economies more resilient and better prepared for the future. The maximum amount of grants that could be allocated to a Member State would depend on its population size, GDP per capita and unemployment rate. The proposed key would be particularly beneficial to the Member States most affected by the crisis. Grants may be supplemented by loans which in principle would be limited to a maximum amount of 4.7% of the relevant Member State’s gross national income.

Together with the three emergency safety nets for workers, businesses and Member States amounting to a package worth EUR 540 billion endorsed by the European Council on April 23, 2020, the exceptional EU measures to help repair the immediate economic and social damage due to the COVID-19 pandemic and to kick-start recovery and prepare for a better future for the next generation, would reach a total of EUR 2,364 billion.

Sources: European Commission, Europe’s moment: Repair and prepare for the next generation, press release of May 27, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_940); European Commission, The EU Budget Powering the Recovery Plan for Europe, May 27, 2020 (https://ec.europa.eu/info/sites/info/files/factsheet_1_en.pdf); European Commission, Key Instruments Supporting the Recovery Plan for Europe, May 27, 2020 (https://ec.europa.eu/info/sites/info/files/factsheet_2_en.pdf); European Commission, Financing the Recovery Plan for Europe, May 27, 2020 (https://ec.europa.eu/info/sites/info/files/factsheet_3_04.06.pdf); European Commission, The Pillars of Next Generation EU, May 2020 (https://ec.europa.eu/info/sites/info/files/3pillars_factsheet_0.pdf); European Commission, Questions and Answers on the EU budget for recovery: Recovery and Resilience Facility, May 28, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/QANDA_20_949); European Council, A recovery plan for Europe, July 2020 (https://www.consilium.europa.eu/en/policies/eu-recovery-plan/).

German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic

The economic repercussions of the COVID-19 pandemic are extremely challenging for individuals and businesses, making it important for the German economy to recover quickly and to maintain people’s purchasing power. To this end, on June 29, 2020, the German parliament passed legislation regarding certain measures which form part of the EUR 130 billion economic stimulus and future technologies package agreed between the parties in Germany’s governing coalition on June 3, 2020. The planned measures are intended to rapidly revitalize the economy and to support it in the longer term. The fiscal measures adopted at the end of June 2020 most notably include a temporary reduction of VAT rates for the second half of 2020, a one-time EUR 300 bonus payment per child for families with children and improved depreciation rules for businesses. In addition, a short-term aid program for small and medium-sized firms in a total amount of EUR 25 billion will be launched.

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Overall, the planned economic stimulus and future technologies package is intended to boost demand, safeguard jobs and provide targeted stabilization, to encourage investment by businesses and local authorities, and to promote future-oriented investment in Germany. The latter measures, totaling EUR 50 billion, in particular aim at promoting sustainable mobility, energy transition and compliance with climate targets and digital innovation in both the private sector and public administration, as well as at providing better protection against pandemics and promoting research and education.

On July 2, 2020, the Bundestag adopted a proposal for a second supplementary budget for the fiscal year 2020, which mainly reflects measures in connection with the planned economic stimulus and future technologies package and is intended to ensure swift and decisive implementation of the package. In order to finance the planned measures, the Federal Republic intends to take on additional new debt in an amount of approximately EUR 61.8 billion in the fiscal year 2020 compared to the budget for the fiscal year 2020 as amended in March 2020 through the adoption of a first supplementary budget, thereby increasing the Federal Republic’s net lending for 2020 from EUR 156 billion to EUR 217.8 billion. The second supplementary budget for fiscal year 2020 is pending approval by the Bundesrat, which is expected to occur on July 3, 2020.

On June 25, 2020, the European Commission approved a government support package for the German airline Deutsche Lufthansa AG (“Lufthansa”), which had come under severe financial distress as a result of the COVID-19 pandemic. The support package, which was approved by Lufthansa’s shareholders at an extraordinary general shareholders’ meeting on the same day, provides for the acquisition by the WSF of (i) a silent participation worth approximately EUR 4.7 billion (recognized as equity under IFRS), (ii) a shareholding of 20% in Lufthansa for approximately EUR 0.3 billion in connection with a capital increase by Lufthansa and (iii) a further silent participation worth approximately EUR 1.0 billion that may be converted into an additional shareholding of at least 5% in Lufthansa under certain conditions (takeover or failure by Lufthansa to redeem the coupon). In addition, Lufthansa will receive financing already approved under EU state aid rules in an aggregate amount of EUR 3.0 billion, consisting of EUR 2.252 billion under the KfW Special Program 2020 and EUR 748 million provided by syndicate banks, which brings the total amount of the support package to EUR 9.0 billion.

Sources: Federal Ministry of Finance, Public Finances, Emerging from the crisis with full strength, accessed on July 1, 2020 (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Topics/Public-Finances/Articles/2020-06-04-fiscal-package.html); Bundesrat, Bundesrat Kompakt – Das Wichtigste zur Sitzung, Ausgewählte Tagesordnungspunkjte der 991. Sitzung am 29.06.2020, June 29, 2020 (https://www.bundesrat.de/DE/plenum/bundesrat-kompakt/20/991/991-pk.html);

The Federal Government, Revitalising the Economy, press release of June 12, 2020 (https://www.bundesregierung.de/breg-en/issues/corona-steuerhilfegesetz-1760128); Bundesministerium der Finanzen, Zweiter Nachtragshaushalt 2020 beschlossen - Kraftvolle und verantwortungsvolle Finanzpolitk zur Überwindung der Corona-Krise, press release of June 17, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2020/06/2020-06-17-Nachtrag-HH.html); Bundestag, Dokumente, Bundestag beschließt zweiten Nachtragshaushalt in der Corona-Krise, accessed on July 2, 2020 (https://www.bundestag.de/dokumente/textarchiv/2020/kw27-de-nachtragshaushaltsgesetz-701728); Federal Ministry of Economic Affairs and Energy, European Commission approves stabilisation package for Lufthansa, press release of June 25, 2020 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2020/20200625-european-commission-approves-stabilisation-package-for-lufthansa.html); Federal Ministry of Economic Affairs and Energy, Altmaier: „Heute ist ein guter Tag für die Beschäftigten der Lufthansa, für die Zukunftsfähigkeit des Unternehmens und für den Wirtschaftsstandort Deutschland", press release of June 25, 2020 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2020/20200625-altmaier-heute-ist-ein-guter-tag-fuer-die-beschaeftigten-der-lufthansa.html).

Monetary Policy Response to the COVID-19 Pandemic

On June 4, 2020, the Governing Council of the ECB announced an increase of the pandemic emergency purchase program (“PEPP”) by EUR 600 billion to a total of EUR 1,350 billion with a view to further easing the general monetary policy stance, thereby supporting funding conditions in the real economy, especially for businesses and households. The purchases will continue to be conducted in a flexible manner over time, across asset classes and among jurisdictions. The horizon for net purchases, i.e., the purchase of additional securities expanding the ECB’s balance sheet, under the PEPP is being extended to at least the end of June 2021 or until the Governing Council of the ECB concludes that the COVID-19 crisis phase is over. The maturing principal payments from securities purchased under the PEPP will be reinvested until at least the end of 2022 and in any case, the future roll-off of the PEPP portfolio will be managed to avoid interference with the appropriate monetary stance.

Source: European Central Bank, Monetary Policy Decisions, press release of June 4, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.mp200604~a307d3429c.en.html).

Other Developments Relating to Combating Right-Wing Extremism and Racism

In light of the antisemitic attacks in Halle (Saale) in October 2019 and the antimuslim attacks in Hanau in February 2020 as well as rising numbers of attacks on policemen, paramedics and politicians, the intimidation of committed democrats and increased agitation in the social media, the Federal Government has recently undertaken a number of legislative and preventative measures. These measures include the establishment in March 2020 of a committee of the Federal Government to combat right-wing extremism and racism (Kabinettsausschuss zur Bekämpfung von Rechtsextremismus und Rassismus), which underlines the political importance the Federal Government attributes to combating right-wing extremism as the greatest current threat to public safety in Germany. The committee is tasked with implementing and preparing measures to effectively combat right-wing extremism, racism, antisemitism and other phenomena of group-related hostility towards other people in Germany. In February 2020, the Federal Government had already launched a legislative proposal to combat right-wing extremism and hate crimes more intensively and effectively by, among other matters, affording greater protection to vulnerable persons, including local politicians, and sanctioning agitation via the internet more severely. The proposal was adopted by the Bundestag on June 18, 2020 and approved by the Bundesrat on July 3, 2020.

Sources: Die Bundesregierung, Fragen und Antworten, Das tut die Bundesregierung gegen Rechtsextremismus, May 20, 2020 (https://www.bundesregierung.de/breg-de/suche/faq-extremismuspraevention-1714828); Die Bundesregierung, Gesetzespaket gegen Hasskriminalität, Entschieden gegen Hetze im Netz, June 18, 2020 (https://www.bundesregierung.de/breg-de/suche/gesetz-gegen-hasskriminalitaet-1722896); Bundesrat, Stenografischer Bericht, 992. Sitzung, Berlin, Freitag, den 3. Juli 2020, TOP 11 Hasskriminalität, July 3, 2020 (https://www.bundesrat.de/SharedDocs/downloads/DE/plenarprotokolle/2020/Plenarprotokoll-992.pdf?__blob=publicationFile&v=2).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dietmar Ilg
Name: Dietmar Ilg
Title: Member of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: August 13, 2020

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